Exhibit 14.1

Code of Ethics & Business Conduct

Table of Contents

3	Ethics and Compliance: Our Shared Responsibility
6	Our Work Environment: Treatment of Others
8	Conducting SJI’s Business
12	Protecting SJI’s Information and Assets
15	Waivers and Amendments
16	Frequently Asked Questions and Ethics & Compliance Training
17	We Thank and Appreciate You

Message from the CEO

Dear Employees,

At SJI we are led by our Collective Ambition as well as our commitment to the highest ethical standards. As employees of the Company, each of us has a responsibility to live up to these standards. As part of our commitment, SJI operates by the Code of Ethics and Business Conduct outlined in the next pages.

This Code applies to all members of the Boards of Directors and all employees of SJI and its subsidiary companies. Our Code is directly connected to our Collective Ambition and outlines the principles that guide our behavior. Personal responsibility is at the core of these principles. We expect all our employees to know right from wrong. We also expect all our employees to act ethically and in compliance with this Code, as well as Company policies and procedures and all applicable laws, rules and regulations at all times.

As individuals and as a Company, we succeed by adhering to this Code and in turn, delivering on our Collective Ambition.

Michael J. Renna
President and Chief Executive Officer
South Jersey Industries

Ethics and Compliance: Our Shared Responsibility

SJI’s Collective Ambition

Our Collective Ambition lays out the formula for how we will get there – from our vision to our purpose, strategic & operational priorities, customer promise, values and behaviors as leaders.

Our Collective Ambition unites us as One SJI and is driven by every one of us.

 Our Collective Ambition serve as the foundation for a positive, productive and ethical business culture. They guide us to do the right things every day in our business activities. Our Code of Ethics and Business Conduct (Code) describes the ethical expectations for all employees and members of the Boards of Directors of SJI and its subsidiaries (collectively, SJI or the Company). Throughout this Code, “we” refers to each of us individually in our role as an employee or member of the Board of Directors and collectively as part of the Company.

Commitments and Responsibilities

We expect high standards of ethical behavior. To accomplish this, we:
• Expect all members of our Board of Directors and all employees and any representatives working on behalf of SJI to live up to our Code; and
• Provide resources for, and establish an environment where, employees can obtain advice on proper workplace conduct and can report issues and concerns in good faith without fear of retaliation.

We expect all members of our Board of Directors and all employees to comply with our Code. We ask our Board members and our employees to:
• Live our values and encourage others to live by these values;
• Read, understand and follow the Code and Company policies and procedures;
• Comply with all laws, rules and regulations that govern us;
• Provide accurate, complete and timely information in response to any internal or external inquiry;
• Be alert to situations that could violate our Code, our policies or procedures or applicable laws, rules or regulations;
• Report suspected violations; and
• Participate in periodic ethics and compliance trainings.

We expect managers and supervisors to set an example by exhibiting the highest standards of behavior. We also ask them to:
• Model the importance of ethical business conduct and compliance with our Code, Company policies and procedures and applicable laws, rules and regulations in all that they do;
• Ensure that employees know and understand the Code, Company policies and procedures and applicable laws, rules and regulations.
• Encourage employees to seek advice or help without fear of punishment or reprisal; and
• Be approachable and available to employees, and encourage open and honest conversation.

Making Ethical Decisions
This Code cannot address every possible situation we may encounter, but it provides guidance and a resource for common ethical and legal issues that may arise in our work. We expect ethical and legal conduct and sound business judgment at all times. While the Code sets out SJI’s expectations of employees, it is not a substitute for sound business judgment, common sense and specific guidance.

When considering specific situations, the following questions are a helpful guide:
• Do I understand what is being asked of me? Do I have all the facts?
• Will this action comply with the intent and purpose of the Code, Company policies and procedures and applicable laws, rules and regulations?
• Will this action compromise me or my values?
• Am I comfortable taking this action?
• Could this action appear inappropriate to others?
• Could I be called upon to defend this action to my managers, other employees, customers or the public? If so, would I be proud of this action?

If you are not sure what to do, always seek guidance from your manager, Compliance, Human Resources or the Employee Hotline at http://www.mysafeworkplace.com/ or 1-800- 461-9330.

Duty to Report and How to Report
We have a duty to promptly report suspected or known violations of our Code, our policies and procedures or any applicable laws, rules or regulations.
If you believe there has been a violation of this Code or our policies or procedures or any law or regulation, please report your concern immediately. SJI has multiple ways to report a suspected violation.
• If you know of, or suspect, a violation you should first report it to your supervisor or local department/division management.
• If your supervisor or local management is the subject of the suspected violation or you are not comfortable speaking to your supervisor or local management, please report it to either Compliance or Human Resources.
• If you are not comfortable reporting in person, SJI has a confidential employee hotline. The Employee Hotline is run by an outside party and allows employees to anonymously or directly report concerns.
To report a suspected violation, visit http://www.mysafeworkplace.com/ or call 1-800-461-9330. The Employee Hotline Process Description explains how the process works when you report on the Employee Hotline.
• Issues related to suspected accounting, auditing or internal control irregularities or securities laws violations may be reported to any of the avenues above or to the Office of General Counsel, Internal Audit or the Audit Committee of the Board of Directors.

Good Faith Reporting and Non-Retaliation
Any person who has a good faith concern about a possible violation of the Code, any Company policy or procedure or applicable laws, rules or regulations should raise it without fear of retaliation.

SJI will not retaliate, or knowingly permit any employee, officer, director, or others acting on behalf of SJI or its subsidiaries to retaliate, against a person who has, in good faith, reported a possible violation or who participates in an investigation of a possible violation.

Examples of retaliation include, but are not limited to, termination, demotion, suspension, failure to hire or consider for hire, failure to give equal consideration in making employment decisions, failure to make employment recommendations impartially, harassment, adversely affecting working conditions or otherwise denying or negatively impacting a term, condition or benefit of employment as a result of an individual having made a good faith report.

An employee should immediately report suspected retaliation to a member of management, Compliance, Human Resources or Employee Hotline at http://www.mysafeworkplace.com/ or 1-800-461-9330. If a report of retaliation is substantiated, SJI will take action, up to and including termination, against those who retaliated.

Investigations
SJI thoroughly investigates all reports of suspected violations of the Code, Company policies and procedures or applicable laws, rules and regulations. SJI conducts all investigations in a timely manner. During an investigation, all information relating to the identity of the reporter, the alleged violator(s) and any witnesses will be kept confidential to the extent possible. SJI expects employees to fully cooperate at all stages of an investigation. To fully cooperate, employees must never:
• Interfere with or obstruct an investigation;
• Misrepresent the facts, or fail to disclose facts, during an investigation;
• Retaliate, or attempt to retaliate, against anyone who has made a good faith report or participates in an investigation about a suspected or known violation of this Code, any Company policy or procedure or any applicable law, rule or regulation; or
• Attempt to discover the identify of any person who reported a suspected or known violation or who is cooperating in an investigation related to the violation.

Responsibility and Penalties for Non-Compliance
We all need to understand and comply with the Code, Company policies and procedures and laws and regulations. Management will take action which could include discipline (up to and including termination) against anyone who violates and/or condones any violation of the Code, any Company policy or procedure or any law, rule or regulation that applies to our business.

Management is responsible for ensuring that their employees understand the Code, Company policies and procedures and applicable laws, rules and regulations and that their employees are in compliance. The Compliance Department has overall responsibility for administering the Code and for Code interpretation.

Frequently Asked Questions
The Company has provided these Frequently Asked Questions about your responsibilities. If you have other questions or are not sure what to do, please ask your manager or supervisor, Compliance, Human Resources or the Employee Hotline at http://www.mysafeworkplace.com/ or 1-800-461-9330.

Our Work Environment: Treatment of Others

Every day, our employees come to work and play a critical role in building the foundation that will support the future growth of SJI. Through our employee engagement initiative, diversity and inclusion efforts, focus on talent acquisition and development, and our emphasis on safety, we are invested in creating a truly empowered workforce. We create an environment that fosters diverse perspectives and a support structure that champions our very talented and dedicated employees.

Our policies related to our people, including recruitment, benefits, training and development, are nondiscriminatory, providing fair and equal opportunities. We are focused on building and maintaining a workplace where all employees can perform their jobs effectively. We expect all employees to treat each other with respect, and to establish a workplace that is free of discrimination, harassment and violence.

Discrimination Prevention
Our work environment affects the way we perform our jobs. We act honestly, respectfully and in compliance with this Code, Company policies and procedures and applicable laws, rules and regulations in our relationships with co-workers, customers and other stakeholders. We are accountable and take responsibility for our work and our actions. We bring inappropriate behavior or situations to the attention of our supervisor, or someone who can correct them. We do not accept unlawful or unethical activities by anyone. We recognize integrity when we see it, and report when it is missing.

We treat all employees and candidates for employment fairly without regard to race, color, religion, sex (including pregnancy, sexual orientation, gender identity or gender expression), national origin or ancestry, age (40 or older), disability, protected veteran’s status or genetic information (including family medical history, testing and characteristics) and any other characteristic protected by law. We evaluate employees and candidates for employment based on competencies identified for the position. We foster an atmosphere of open communication, trust, and respect.

Diversity and Inclusion
We are proud of and promote diversity and inclusion in our workforce and in the workforces of our contractors and business partners. We are proud to serve our diverse ratepayers, and treat them with integrity and respect. We recognize the business value of diverse backgrounds, experiences, styles, approaches and ideas. We see our diversity as a strength. We create and sustain an inclusive work environment that encourages us to achieve our full potential, both individually and as a Company. We seek to provide meaningful developmental and growth opportunities for all employees. We do not discriminate and we do not condone or tolerate unlawful discrimination by our business partners.

Harassment Prevention
We have the right to a workplace free from harassment, intimidation and abuse. We promptly report any harassment we witness to a supervisor or manager, Human Resources, Compliance or the Employee Hotline at http://www.mysafeworkplace.com/ or 1-800-461-9330.

We understand that verbal or physical conduct by any employee that harasses another employee or disrupts any employee’s workplace or creates an intimidating, abusive or hostile work environment is strictly prohibited. We do not tolerate unwelcome verbal or physical conduct of a sexual nature, including unwelcome sexual advances or requests for sexual favors. We do not use our position or the authority of our position to ask peers or subordinates to provide favors or privileges, personal or financial. We understand that SJI will investigate any claims of harassment thoroughly. We also do not tolerate harassment of our employees by non-employees in connection with their work.

Safety
We work to create a safe work environment free from accidents. We hold ourselves accountable for understanding and following safety rules. We take necessary precautions to protect ourselves, our fellow employees and the public from unsafe work environments. We immediately report accidents, injuries or unsafe conditions to a supervisor. We are responsible for correcting unsafe working conditions or notifying a supervisor for assistance in doing so.

Workplace Violence
We do not tolerate workplace violence of any kind (including threats and intimidation). Weapons are strictly prohibited and have no place in our workplace. If we find ourselves in a situation that we feel is unsafe or we witness violent, threatening or intimidating behavior, we will remove ourselves from the situation and call 9-1-1 if it is urgent or report the situation immediately to our supervisor or Security.

Substance Abuse
SJI complies with all federal and state laws and regulations regarding alcohol and drug abuse. We have a responsibility to provide safe and adequate service to our customers. The Company is committed to the safety, health and efficiency of our employees. Each of us acknowledges that alcohol and drug abuse can significantly contribute to poor employee health, jeopardize our safe working environment, and impact our ability to effectively serve our customers.

We report to work free from the influence of alcohol or illegal drugs. We are aware that, unless we are at a Company-sponsored event approved by management, the possession or consumption of alcoholic beverages on Company property, at a Company worksite or while performing our job responsibilities is prohibited.

We understand that the possession or use of illegal drugs at any time is prohibited. The Company will cooperate with appropriate law enforcement agencies in the prosecution of illegal substance abuse and is bound to comply with the Department of Transportation’s regulations regarding drug control in the natural gas industry. We also understand that, depending on our job responsibilities, there may be rules for reporting and use of legally prescribed prescription drugs.

The Company provides a confidential Employee Assistance Program available to us, and we commit to use it as we need it.

Frequently Asked Questions
The Company has provided these Frequently Asked Questions about your responsibilities. If you have other questions or are not sure what to do, please ask your manager or supervisor, Compliance, Human Resources or the Employee Hotline at http://www.mysafeworkplace.com/ or 1-800-461-9330.

Conducting SJI’s Business

Compliance
We conduct our business in compliance with this Code, Company policies and procedures and all applicable laws, rules and regulations. We understand that failure to do so will lead to management action which could include discipline up to and including termination.

Environmental Stewardship
We are committed to conducting our business in a manner that protects and sustains the environment for future generations. As part of our effort to reduce our environmental impact, we track the greenhouse gas emissions from our entire natural gas delivery system annually. We also employ an Environmental Management System and procedures specifically designed to minimize waste and the use of hazardous materials, energy and other natural resources. Across our organization we adhere to a strict set of environmental principles:
• Conduct operations in compliance with all applicable environmental laws, regulations and corporate policies;
• Provide sufficient resources to achieve our environmental obligations;
• Promote pollution prevention and/or waste minimization through best management practices;
• Strive to continuously improve our environmental performance through environmental awareness training;
• Assess the effectiveness and performance of the environmental program by conducting periodic site audits;
• Work with regulatory agencies to develop scientific, fact-based environmental policies and regulations; and
• Seek to further our environmental stewardship through the development of the next generation of environmentally friendly energy technologies.

Conflicts of Interest
We make business decisions based on good business judgment and not based on personal gain or personal interests. There may be situations where our personal, financial or family interests could conflict, or appear to conflict, with SJI business interests. To avoid these types of conflicts of interest, we disclose our personal, financial or family interest to our supervisors or managers and work with them to ensure that no conflict of interest or appearance of conflict of interest exists.

We do not use our position with the Company, Company resources or Company information for personal benefit. We do not provide favors or privileges to any person or entity in connection with our jobs or positions. We do not accept employment, engage in any business transaction or make any investment that will be detrimental to the Company or interfere in any manner with the discharge of our duties and responsibilities to the Company.

We understand that the following list describes some, but not all, activities that could cause a conflict of interest and we will discuss any item on this list with our manager or supervisor:
• Outside Employment: Our employment with the Company is primary and we will not allow any other employment (including self-employment) to adversely affect it.
• Workplace Relationships: We understand that clear boundaries between personal and business interactions are necessary for effective business operations, and we follow Company policies on how relationships should be conducted during working hours and within the working environment.

• Employment of Relatives: We understand and follow Company policies regarding the hiring, promotion and transfer of relatives.
• Other Potential Conflicts of Interest: Other items that could present conflicts of interest include:
o Relationships with a vendor, contractor or consultant for the Company;
o Giving or receiving gifts, meals or entertainment;
o Serving on a Board of Directors (non-profit, advisory, or for profit) or a committee of a Board of Directors;
o Accepting an appointment to, or running for, public office;
o Any other time our interest or a family member’s interest could be averse to, or in conflict with, the Company’s interest.

Gifts, Meals and Entertainment
We make business decisions solely on the basis of quality, service, price and similar competitive factors. We do not accept gifts, other than those of a nominal value. Meals and other social events, the main purpose of which is to establish and maintain necessary business relationships, are considered legitimate business expenses. We may accept business meals and entertainment as long as the business purpose is valid. We decline any offers of lavish business meals or entertainment, or any offers that could be interpreted or appear as having been offered with the intent of influencing our business judgment.

Competition
We comply with all laws, including laws that govern free and open competition and a level playing field for all participants. We believe in the free enterprise system and support laws that encourage vigorous, but fair, competition such as anti-trust laws and laws governing our affiliate relationships.

We understand that certain business practices are prohibited by law, including, for example, exchanging information with competitors concerning pricing, marketing, power production or customers or entering into any agreement with any competitor concerning pricing, customers or suppliers. We understand that in addition to legal penalties, the damage to our personal reputations and SJI’s business reputation from any illegal activity cannot be repaired.

Anti-Trust Compliance: We comply with antitrust and competition laws. All product and service development, manufacturing and sales efforts conform to the highest ethical standards. We do not engage in or conspire to do any of the following:
• Price fixing – making an agreement with a customer, supplier or competitor to fix levels of production, prices or rates;
• Bid rigging – agree with a customer, supplier or competitor on what to bid in preparing bids or proposals;
• Colluding to allocate customers or markets, boycotting suppliers or customers;
• Controlling the resale pricing of distributors and dealers;
• Disparaging a competitor, misrepresenting our own products or services;
• Stealing trade secrets; or

• Offering or paying bribes or kickbacks.

Compliance with Laws Regarding Affiliate Relationships: We follow our affiliate guidelines, and we neither advantage nor disadvantage any market participant who may be affiliated with SJI. If we have any questions concerning affiliate relationships or competition, we consult the Rates and Regulatory Affairs department for guidance.

The New Jersey Board of Public Utilities has adopted standards in evaluating affiliate relationships that provide for both fair competition as well as a “no harm to ratepayers” standard. Additionally, federal antitrust laws prohibit practices that restrict fair market competition. Accordingly, our affiliate relationships are structured to ensure that: (1) our transactions are in compliance with applicable laws, rules and regulations; (2) our ratepayers are not subsidizing non-regulated operations; and (3) procurement practices and procedures are open, unbiased and at arm’s length.

Vendors and Suppliers and Competitive Processes

As a Company, we hold ourselves to the highest ethical and business practices standards and we hold employees involved in procurement activities as well as those in a position to influence procurement decisions or relationships to those standards.
We expect our vendors, business partners, contractors and consultants to embrace these same high standards. We provide all of our business partners with a copy of our Supplier Code of Conduct, and expect them to comply with our values while working for us or representing us.
We expect to pay a fair charge and receive a fair value in return. We issue bids/requests for proposals when appropriate to ensure the best value for us and our ratepayers and shareholders. In the procurement of equipment, supplies and services, we do not give any supplier improper information, preference or advantage over others.

Fraud

We are all responsible for the detection and prevention of fraud, misappropriations and other irregularities. Fraud is defined as the intentional, false representation or concealment of a material fact for the purpose of inducing another to act upon it to his or her injury. Members of management need to be familiar with the types of improprieties that might occur within their areas of responsibility, and be alert for any indication of irregularity. We report any irregularity that is detected or suspected to our managers or supervisors, Internal Audit, Compliance, Legal, Human Resources or the Employee Hotline at www.mysafeworkplace.com or 1-800-461-9330.

Responding to Outside Inquiries

We have an obligation to provide accurate information in response to outside inquiries. However, because only certain employees have all of the information and training to comply with this obligation, particularly with respect to inquiries from the public, shareholders, media, regulators and analysts, we direct outside inquiries to the employees who should provide responses. Corporate Communications, Investor Relations, Government Affairs, Regulatory Affairs, and the Office of General Counsel are among the groups who routinely respond to various outside inquiries and we direct requests to these groups. If we are not sure where to direct an outside inquiry, we ask Compliance.

Conduct with Government Officials

Government regulators, legislators and other officials with whom we interact across all business lines are some of our many stakeholders. As such, we interact with them in ways that are consistent with our core values of integrity and respect. We comply with all laws, rules and regulations, and we cooperate with enforcement investigations. If we receive an inquiry from a governmental and/or law enforcement agency, we contact the Office of General Counsel.
We comply with all lobbying laws applicable to us, both federal and state. In particular, we comply with New Jersey’s pay-to-play restrictions. That means, among many things, that we do not offer money or gifts to governmental officials in order to influence their actions. We never offer bribes or kickbacks.

SJI complies with all laws when making political contributions to candidates through SJI’s political action committee. We expect each individual employee to comply with all applicable laws when contributing to a political candidate.

Frequently Asked Questions
The Company has provided these Frequently Asked Questions about your responsibilities. If you have other questions or are not sure what to do, please ask your manager or supervisor, Compliance, Human Resources or the Employee Hotline at http://www.mysafeworkplace.com/ or 1-800-461-9330.

Protecting SJI’s Information and Assets

SJI’s assets are all the tangible and intangible property that the Company owns and uses that enable us to achieve our business objectives. These assets include: our corporate reputation; Company information (including customer, vendor and employee information); funds; property; facilities; equipment (including tools, machinery and vehicles); IT resources (including the company’s network and company provided devices such as cellular phones and computers); inventory; and labor intended for conducting Company business.
We safeguard Company assets and take care to prevent unauthorized use, damage, waste, loss or theft. We use or authorize the use of Company assets only for legitimate business purposes.

Reputation with the Public

SJI’s reputation as a solid, ethical company, community partner and environmental steward has great value to our shareholders. We safeguard our corporate reputation. As SJI employees, we are visible in our communities, whether on the job or not. We are aware that our actions reflect on the Company, and we commit to leave a positive impression in our communities.

Company Information

Company information could include any information we access as part of our job responsibilities.  It could concern the company’s business matters, vendors, customers or employees.

All Company Information:  We treat all company information, including information related to vendors, customers and fellow employees, as non-public and confidential. We use this information only as necessary in our work for SJI. We do not use this information for our personal benefit. We do not pass this information to others who might benefit or who could take a business advantage from this information.

We are also aware that special restrictions apply to material, non-public information. We do not trade securities based on material information before that information is publicly available. If we are unsure whether information is material or publicly available, we consult the Office of the General Counsel for guidance. If we inadvertently disclose non-public information, we immediately contact the Office of the General Counsel. Members of our Board of Directors, Officers and employees follow our Company policies and procedures before trading (buying or selling) any SJI stock.

Customer Information:  We believe our customer information is a valuable asset and treat it in a confidential manner. We do not use or disclose confidential information of customers, except when necessary and in accordance with Company policies and procedures. We safeguard customer personal identifying information.

Employee Information:  We protect each other’s privacy and confidentiality, just as we expect our fellow employees to protect our own privacy and confidentiality.

For those of us whose work involves access to the personal, medical, legal, or financial information of others (customers, employees, vendors or others), we do not compromise the privacy and confidentiality of that information, and we disclose that information only to those with a business need for that information. We recognize and respect the trust that others place in us, and we safeguard that trust.

Company Property and Funds

We are all responsible for safeguarding Company property and funds to prevent their abuse, unauthorized personal use, loss or theft. Company property includes facilities, equipment, supplies, tools, vehicles, funds, the Company network, telephone and computer lines and services and other assets that are intended or provided for conducting Company business.

Information Technology

We understand and comply with Company policies and procedures relating to use of information technology (IT). We understand that our technological resources are substantial investments necessary to meet our obligations to our customers, employees and shareholders.

We use our technology primarily for business purposes and understand that documents, data, messages and other information created using IT resources belong to the Company. We only use IT tools for legitimate Company business. Incidental personal use may be permitted provided that it doesn’t impact performance or productivity or violate Company policies and procedures.

We use social media and email responsibly and in accordance with the values in this Code, Company policies and procedures and applicable laws, rules and regulations.

Business Records and Communications

We do our part to ensure that we keep accurate records and provide accurate information for both internal decision-making purposes and for review by regulators and other governmental agencies. We understand the necessity of providing only accurate, timely, and complete information in the documents we file or submit, and we also recognize the importance of full and accurate communications to the public. We understand that our reputations, both individually and collectively as SJI, are dependent on every communication and every record.

We recognize that nearly every business record, including records like e-mails and voicemails, may become public at any time as the result of litigation, governmental investigations, or by other means. We make every effort to be clear, concise and accurate in those records. We strive to avoid exaggeration, interjection of our personal opinions, use of colorful language, and speculation in our business records and communications.

We follow our policies and procedures relating to records retention and destruction, and we maintain and destroy records as the policy requires. We do not alter, conceal or destroy documents during an investigation.

Intellectual Property

SJI’s intellectual property includes inventions, improvements, ideas, information, software, models and programs along with related materials, trademarks, copyrights and other rights that go along with them. SJI is the exclusive owner of all rights in intellectual property related to our business or developed by our employees during their employment with us.

We recognize that those who develop and protect through copyright, trademark, service mark or patent their intellectual property have a legally protected interest in that work. We use the intellectual property of others only under the terms of valid licenses or authorizations.
If we have questions about how to do that, we consult supervisors or the Legal department for guidance.

Frequently Asked Questions

The Company has provided these Frequently Asked Questions about your responsibilities.  If you have other questions or are not sure what to do, please ask your manager or supervisor, Compliance, Human Resources or the Employee Hotline at www.mysafeworkplace.com or 1-800-461-9330.

Waivers and Amendments

Typically, waivers of any section of this Code will not be granted. However, any requests for waiver of any portion of the Code must be directed to the Compliance Department or the Office of General Counsel.

This Code may be amended from time to time. All substantive changes must be approved by the Board of Directors of SJI.

Frequently Asked Questions and Ethics and Compliance Training

This Code can never cover every situation where we will have questions about the right thing to do.  Please access the Frequently Asked Questions about Ethics and Compliance for more information and specific scenarios.  If you are not sure what to do, please seek guidance from your manager or supervisor, Compliance, Human Resources or the Employee Hotline at www.mysafeworkplace.com or 1-800-461-9330.

At least annually, we participate in ethics and compliance training.  That annual training covers this Code and other ethics and compliance issues.

We Thank and Appreciate You

Thank you for taking the time to read our Code and to become familiar with your responsibilities and accountabilities under our Code. We value your time and input. If you have questions, concerns or suggestions on how we can improve this Code or our policies, please let us know by contacting the Compliance Department. Together we can achieve the right results, the right way – true to our values.